Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

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For Immediate Release	CONTACTS:	Heather Bresch (Public Relations)
Mylan Laboratories Inc.
724.514.1800

Kris King (Investor Relations)
Mylan Laboratories Inc.
724.514.1800

Mylan Laboratories Board of Directors Responds to Icahn Letter

PITTSBURGH, Nov. 22 /PRNewswire-FirstCall/ — The Board of Directors of Mylan Laboratories Inc. (NYSE: MYL) today responded to the letter they received on November 19, 2004 from Carl Icahn.

Milan Puskar, the co-founder and Chairman of Mylan Laboratories stated:

“Mylan’s Board of Directors has evaluated the letter sent to it by Carl Icahn. Mr. Icahn has a long history of self-serving actions, and we believe that his letter is just another self-serving publicity device, aimed at trying to intimidate our management and our board with inflammatory and inaccurate statements. These tactics will not succeed, and we urge shareholders not to rely on Mr. Icahn’s statements as factual. We do not believe that Mr. Icahn’s letter by any means constitutes a serious offer for the company, and our Board has determined that discussions with Mr. Icahn are not in the best interests of Mylan.

“Based on our ongoing review of the options available to Mylan, we are committed to maintaining the company’s independence and continuing to execute on our stated, long-term strategy. Unlike Mr. Icahn, whom we believe has a short term focus, we continue to believe firmly that a business balanced between the generics and brand business offers the greatest potential for stable short-term and long-term growth and will create substantial value for our shareholders. As previously stated, our position with respect to the King acquisition remains unchanged. Bottom line — we strongly believe that given its experience and expertise, this Board has been, and continues to be, in the best position to determine the long-term plans for this company, and Mr. Icahn adds nothing to the company’s extremely bright future.

“Our Board of Directors remains committed to acting in the best interests of the company and our shareholders and continues to exercise considered and careful judgment when making any decisions. The Board unanimously supports the leadership of Robert J. Coury and the Mylan management team. Management continues to maintain and enhance our leading position in the industry, resulting in a near doubling of the company’s share price over the past five years and significantly outperforming most industry peers over the past three years. We have great confidence in management to continue to create value for shareholders.

“We will have no further comment at this time.”

About Mylan Laboratories:

Mylan Laboratories Inc. is a leading pharmaceutical company with four subsidiaries, Mylan Pharmaceuticals Inc., Mylan Technologies Inc., UDL Laboratories Inc. and Mylan Bertek Pharmaceuticals Inc., that develop, license, manufacture, market and distribute an extensive line of generic and proprietary products.

For more information about Mylan, visit http://www.mylan.com.

Forward-Looking Statements:

This press release includes statements that constitute “forward-looking statements,” including with regard to the pending King acquisition, actions with regard to Icahn, execution of our long-term strategy and creating value for shareholders. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the receipt of requisite shareholder approvals; challenges and costs relating to the acquisition and the integration of the two businesses; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission (the “SEC”). Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Additional Information About the Merger and Where To Find It:

In connection with the proposed merger of a wholly-owned subsidiary of Mylan with and into King (the “Merger”), Mylan and King filed with the SEC on September 3, 2004, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Mylan and King are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Mylan or King because they contain, or will contain, important information about Mylan, King and the Merger. The preliminary materials filed on September 3, 2004, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Mylan or King with the SEC, may be obtained for free at the SEC’s website at http://www.sec.gov. Investors and shareholders of Mylan and King may also read and copy any reports, statements and other information filed by Mylan and King with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at http://www.mylan.com. The documents filed with the

SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620, or from King’s website at http://www.kingpharm.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed transaction.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Mylan with the SEC on September 3, 2004.

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